Exhibit 77(D)

The fund approved changes/clarifications in its investment policies to allow the fund to enter into the following transactions.

Then fund removed an investment restriction and is now permitted to (i) invest up to 20% of the fund's assets in both U.S. dollar-denominated and non-U.S. dollar-denominated securities of foreign issuers (which may include issuers from emerging market countries), and (ii) engage in forward contracts and cross hedges. In addition, the fund's more restrictive credit quality limitation on issuers of foreign securities is eliminated (which does not change the fund's overall strategy of investing primarily in high-quality debt securities). The fund may also invest in securities of issuers determined by the investment adviser to be in developing or emerging market countries. The fund may invest in securities of foreign issuers in the form of depositary receipts. The fund may purchase and sell foreign currency on a spot (i.e., cash) basis in connection with the settlement of transactions in securities traded in such foreign currency.

The fund may enter into contracts with banks, brokers or dealers to purchase or sell securities or foreign currencies at a future date ("forward contracts"). The fund may attempt to protect against adverse changes in the value of the U.S. dollar in relation to a foreign currency by entering into a forward contract for the purchase or sale of the amount of the foreign currency invested or to be invested, or by buying or selling a foreign currency option or futures contract for such amount. The fund may also cross-hedge currencies by entering into a transaction to purchase or sell one or more currencies that are expected to change in value relative to other currencies to which it has or expects to have exposure.

In addition, the fund may invest in structured notes and other types of structured investments (referred to collectively as "structured products"). The fund may also enter into interest rate, index, total rate of return and credit default swaps and the purchase or sale of related caps, floors and collars. Moreover, the fund may write (sell) and purchase put and call swap options.

Finally, the fund may invest in collateralized mortgage obligations ("CMOs").